Exhibit 99.1

BeyondSpring Receives Nasdaq Delinquency Notice Regarding Late Filing of Its Form 6-K

NEW YORK, January 10, 2024 – BeyondSpring Inc. (NASDAQ: BYSI) (“BeyondSpring” or the “Company”), a global clinical-stage biopharmaceutical company focused on using a groundbreaking technology platform for drug discovery and developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs, today announced that on January 4, 2024, it received a Foreign Delinquency Compliance Plan Alert Letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”). In the Letter, the staff of Nasdaq notified the Company that it is not in compliance with Nasdaq Listing Rule 5250(c)(2), because it has not timely filed its Form 6-K for the period ended June 30, 2023 (the “Filing”).

In accordance with Nasdaq Listing Rules, the Company has 60 calendar days to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until July 1, 2024, to regain compliance.

The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq. The Company’s management is working diligently to complete the Filing as soon as practicably possible to regain compliance with the Nasdaq Listing Rule 5250(c)(2).

About BeyondSpring

BeyondSpring (NASDAQ: BYSI) is a global clinical-stage biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. The Company is advancing its first-in-class lead asset, Plinabulin, as a direct anti-cancer agent in various cancer indications and to prevent chemotherapy-induced neutropenia. Its pipeline also includes three preclinical immuno-oncology assets. Additionally, BeyondSpring’s subsidiary, SEED Therapeutics, leverages a proprietary targeted protein degradation (TPD) drug discovery platform and has an initial R&D collaboration with Eli Lilly. Learn more by visiting https://beyondspringpharma.com.

Investor Contact:

IR@beyondspringpharma.com

Media Contact:

PR@beyondspringpharma.com